Filed By Merix Corporation<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Merix Corporation

Commission File No. 1-33752

[Joint CUSTOMER AND SUPPLIER Conference Call Script]

10/07/09

Viasystems/Merix Merger

Conference Call - October 7, 2009

9:00 a.m. Central Time

Operator:

Good morning everyone and welcome to the joint Viasystems- Merix conference call for customers and suppliers.  [Housekeeping remarks].

At this time, I’d like to turn the call over to Tom Laughran.  Please go ahead, sir.

IR Representative (Tom Laughran/FH):

Good morning and thank you for joining today’s conference call.  Participating in today’s call will be the CEO of Viasystems, David Sindelar and the CEO of Merix, Michael Burger.  Also here and available for questions are Jerry Sax, CFO of Viasystems and Kelly Lang, CFO of Merix. During this call management will plan on first addressing the recently announced merger of the two companies, and then Mr. Burger and Mr. Lang will provide an overview of their first fiscal quarter’s results and recent demand activity. The call will then be open for questions.

Before we begin, please be advised that during this call, the companies will be making forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Such statements are based on the current assessment of their markets and other factors that will affect the combined business.  Actual results could differ materially from any implied projections due to one or more of the factors explained in Form 10-K and other documents that both companies file with the Securities and Exchange Commission. Viasystems and Merix do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or other circumstances.

I’ll now turn the call over to David Sindelar.

David Sindelar:

Thanks Tom -- and good morning everyone.

As announced last night, we have reached a definitive agreement to merge with Merix Corporation, combining two leading producers of high-end printed circuit boards and related electro-mechanical solutions.  As stated in our press release, the combined companies will form the largest publicly-traded PCB manufacturer in the U.S. -- with a revenue base of approximately $840 million -- generated from a diverse, global base of customers.

This merger creates a world-class leader in PCB and related electro-mechanical solutions, with a complementary match up of market segments, customers and manufacturing capabilities.  It combines two global companies with leading-edge PCB manufacturing capabilities.

Specifically, Viasystems operates high-volume and quick-turn operations in China which will complement high-volume facilities that Merix operates in other locations in Asia.   We see great value for our customers in this substantial increase in capacity and broader geographic coverage.   The combined business will also benefit from Merix’ quick-turn and prototyping capabilities in the U.S.

We will be leveraging our new global reach to better serve the entire life cycle of your products.  This means we can do quick turn and prototyping of newly engineered products and -- as volumes ramp up -- we can also provide high volume production at competitive prices in both North America and Asia.

To put it another way -- we will have the right capacity -- and the right technical talent and expertise -- in the right places.

The combined company also leverages both Viasystems’ and Merix’  technology prowess -- our reputations for high quality -- our deep customer relationships --  and our proven operational expertise.

We are confident this move will be good for your business – whether you are a customer or a supplier.   Specifically:

Viasystems and Merix both serve a broad base of customers.   While there is some overlap and we do compete in similar end markets -- for the most part we serve different customers.   Among the top 10 customers of both companies, there are only three that overlap.   For suppliers of both companies – it could mean new cross-selling opportunities for you.      Certainly, we expect to add volume – which is great news for suppliers – and we are looking forward to exploring operating efficiencies for our customers.

We will also benefit from new growth.   For example -- Merix’ North American assets will better enable market penetration and expansion into the growing Aerospace and Defense industries.

One of the most important mutual strengths is our distinct -- yet complementary -- capabilities for prototyping and quick-turn.  One example is the quick-turn and prototyping capabilities that Merix offers in the U.S.   In addition -- the company will have more diverse capabilities in Asia for both high-production and quick-turn printed circuit board manufacturing.  We know that many of our customers place a great value on the ability to provide them with a global offering that manages their service needs through a product’s entire life cycle.

Viasystems also provides customers with electro-mechanical solutions that are new to Merix’ service offerings.   Both companies bring a reputation of high quality and reliability -- which is not necessarily a given in our market. As a result, the combined company will be better able to take a product at the design stage and quickly transition it for high volume manufacturing at a location that best suits the customer’s needs.

So – we hope you agree that Viasystems and Merix are an excellent, strategic fit.   Once this transaction is complete -- no other PCB company in the world will provide the scope of service and technology offering.   We’re two successful, innovative organizations coming together with one mission:  To meet the rapidly changing needs of our customers.

By leveraging the diversified operations and complementary technologies, as well as employee and management skill sets of both organizations, the combined company is well positioned in a recovering industry.  We’re confident in our plan to integrate our businesses and unlock tremendous value, creating opportunities for our employees as well as for our customers and suppliers with a financially stronger, more competitive enterprise.

I will now turn the call over to Mike to discuss some of the terms of the deal.

Mike Burger

Thank you David.

As we mentioned in the press release -- there will be several steps needed to complete this merger including approval by Merix’ shareholders at a special meeting that is tentatively planned for December.   At this special meeting, shareholders will be asked to approve the exchange of Merix shares for newly issued Viasystems stock subject to adjustment as a result of exercise of equity awards (including options and/or warrants) between signing and closing.

The major holders of Merix convertible bonds have already agreed to terms for the conversion of their holdings into cash and Viasystems stock, as we outlined in the press release.

Another important requirement is for the new shares of Viasystems to be registered with the SEC.   The timing of this registration is difficult to predict with certainty because the SEC may require a lengthy review process. However -- we will move as expeditiously as possible, and are optimistic that we can complete the merger by the end of calendar year 2009.

The new company will be more competitive and will have a unique and compelling customer offering.  We will have a very manageable debt level of approximately $215 million -- with approximately $40 million in cash.

We also see good potential for substantial synergies in terms of both revenue growth and cost efficiencies.   However, we have not factored revenue synergies into our financial model.   We are taking a conservative view at this point.

The new Viasystems will have approximately 20 million shares outstanding, about 80.5 percent of which will be owned by the current owners of Viasystems.   Existing Merix shareholders will receive about 12.5 percent and Merix convertible bond holders will receive approximately 7 percent.  The major equity and bond holders of both companies have agreed to certain lock-up restrictions regarding trading of the new shares.

So those are the primary terms of the deal that we are recommending to our shareholders.

I’d like to add to David’s remarks that I am pleased that we will be creating an exciting new business that offers great potential for our customers, suppliers, employees and stakeholders.  This is an excellent strategic fit with compelling valuation considerations that offer both companies’ stakeholders tremendous value.

We expect the combined business to capitalize on the mutual strengths of both organizations.  These competitive strengths also come with improved manufacturing efficiencies enabling us to target $20 million in expense synergies on an annualized basis.

By utilizing the best of both companies -- we can also build on our extensive industry experience to expand into complementary market segments -- like Aerospace and Defense, and greater market opportunities in the electro mechanical space.

We drove this process toward Viasystems primarily as this combination uniquely validates, accelerates and adds scale to the “value proposition” that Merix began several years ago.  This will be a company with outstanding technology and scope -- and a deep pool of talented employees.   We will encourage a culture based on a shared commitment to our customers and to each other.

I believe that with the expanded resources and capabilities that will be available through the joining of Viasystems and Merix, our growth will accelerate, and we will build a sustainable business for the long term.

With regards to our work for the customers of both companies -- nothing changes -- all current contracts remain effective and all orders and production schedules remain unchanged.

For our valued suppliers -- it is our desire to continue to purchase materials and component parts from you and we will continue to order based on PO’s -- forecasts -- and the demand patterns of our customers.   You’re an important part of our success and we look forward to exploring the possibilities this merger brings to your business.

(PAUSE)

When the deal is completed – again -- expected by the end of calendar 2009 – David will lead the post-merger company which -- based on the results for the twelve months ended June 30, 2009 for Viasystems and August 29, 2009 for Merix, on a pro forma basis -- will have approximately $840 million of revenue -- making it the largest publicly-traded PCB manufacturer in the U.S.

I think that’s something we can all be proud of.

Now – I’d like to finish by saying we’re excited about the possibilities for this merger -- for all of us -- and you have my assurance that the Merix team will be working tirelessly toward its completion.

Thanks -- everyone -- for joining us this morning.

Dave?

David Sindelar:

Thanks, Mike.   As Mike suggested – for customers and vendors of both companies – you’ll be hearing from your main contacts at the company and feel free at that time to put forward any questions or concerns you may have.

In the meantime – on behalf of the management teams of Merix and Viasystems – thanks for joining us this morning.

# # #

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:  legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Viasystems, Inc. for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2009, under the heading “Item 1A. Risk Factors” and in the Annual Report on Form 10-K of Merix for the year ended May 30, 2009, which was filed with the SEC on July 30, 2009, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.

Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the SEC.  Viasystems will file a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.  Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information.  The proxy statement/prospectus and other documents that will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Viaystems and Merix will file with the SEC when it becomes available.